Date: 01/04/2008	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: CANADIAN ZINC CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	09/05/2008
Record Date for Voting (if applicable) :	09/05/2008
Meeting Date :	17/06/2008
Meeting Location (if available) :	Vancouver, BC
Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	136802105	CA1368021053

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for CANADIAN ZINC CORPORATION